Filed Pursuant to Rule 433

Registration No. 333-236429

Free Writing Prospectus dated March 3, 2022

Relating to the Preliminary Prospectus

Supplement dated March 3, 2022

To the Prospectus dated February 14, 2020

Kemper Corporation

$150,000,000

5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Fixed-Rate Reset Junior Subordinated Debentures due 2062

Format:	SEC-registered

Denominations:	$25 and multiples of $25 in excess thereof

Anticipated Ratings and Outlooks (Moody’s / S&P / Fitch):*	Ba1 (Stable) / BB+ (Stable) / BB+ (Negative)

Principal Amount:	$150,000,000

Over-allotment Option:	The underwriters may purchase up to an additional $22,500,000 (15%) aggregate principal amount of debentures for 30 days after the Trade Date in order to cover over-allotments, if any.

Trade Date:	March 3, 2022

Settlement Date:**	March 10, 2022 (T+5)

Maturity Date:	March 15, 2062

Interest Rate and Interest Payment Dates:	The debentures will bear interest (i) from and including the date of original issue to, but excluding, March 15, 2027 (the “First Reset Date”) at the fixed rate of 5.875% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 4.140% to be reset on each Reset Date. We will pay interest quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2022

Day Count Convention:	30/360

Optional Redemption:	We may redeem the debentures, in whole or in part on March 15, 2027 or any time thereafter, at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption.

Redemption After the Occurrence of a Tax Event:	We may redeem the debentures, in whole but not in part, at any time prior to March 15, 2027 within 90 days of the occurrence of a Tax Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to the principal amount of the debentures being redeemed plus any accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption After the Occurrence of a Rating Agency Event:	We may redeem the debentures, in whole but not in part, at any time prior to March 15, 2027, within 90 days of the occurrence of a Rating Agency Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption After the Occurrence of a Regulatory Capital Event:	We may redeem the debentures, in whole but not in part, at any time prior to March 15, 2027, within 90 days of the occurrence of a Regulatory Capital Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to their principal amount plus any accrued and unpaid interest thereon to, but excluding, the date of redemption.

Price to Investors:	$25 per $25 principal amount of debentures

Underwriting Discount:	$0.7875 per debenture sold to retail investors and $0.50 per debenture sold to institutional investors

Net Proceeds (Before Expenses):	$145,562,500

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include ordinary course working capital and investments in other business opportunities, including acquisitions, and to pay related fees and expenses.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC

Co-Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Raymond James & Associates, Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

CUSIP / ISIN:	488401 308 / US4884013081

Listing:	We intend to apply to list the debentures on the NYSE under the symbol “KMPB.”

*Note: The rating of the debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** Note: The issuer expects that delivery of the debentures will be made to investors on or about March 10, 2022, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the debentures prior to the second business day preceding the settlement date will be required, by virtue of the fact that the debentures initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the debentures who wish to trade the debentures prior to their date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, BofA Securities, Inc. at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement, pertaining to the debentures issuance referenced above, dated March 3, 2022, and the accompanying prospectus, dated February 14, 2020. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

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